Mail Stop 0308


March 15, 2005


VIA U.S. MAIL AND FACSIMILE

David Devine, President
Devine Entertainment Corporation
Suite 504, 2 Berkeley Street
Toronto, Ontario, Canada  M5A  2W3

Re:	Devine Entertainment Corporation
      Registration Statement on Form 10-SB
      File No. 0-51168
      Filed February 16, 2004

Dear Mr. Devine:

            We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

              Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please amend your filing to include the company`s audited financial statements for the year ended December 31, 2004. Item 310 of Regulation S-B indicates that when the anticipated effective date of a registration statement falls after 45 days but within 90 days of the end of the small business issuer`s fiscal year, the small business issuer is not required to provide the audited financial statements for such year end provided that the following conditions are met:

i. If the small business issuer is a reporting company, all reports due must have been filed;
ii. For the most recent fiscal year for which audited financial statements are not yet available, the small business issuer reasonably and in good faith expects to report income from continuing operations before taxes, and
iii. For at least one of the two fiscal years immediately preceding the most recent fiscal year the small business issuer reported income from continuing operations before income taxes.

You have reported losses from continuing operations for the years ended December 31, 2003, and 2002. Therefore, please amend your filing to include audited financial statements for the year ended December 31, 2004.
2. We note that your financial statements do not provide a reconciliation to US GAAP. Please amend your filing to provide such reconciliations. See Item 18 of Form 20-F. Please note that it is not appropriate under US GAAP to have a separate subtotal prior to presenting changes in working capital in the operating cash flow section. Furthermore, it appears that you are not presenting the write down of your investment in films and the gain on debt retirement in operating expenses which would be required under US GAAP.
3. We note that the report of your accountants states that the audit was conducted in accordance with Canadian GAAS. We note that your accountants are required to conduct their audit in accordance with US
GAAS. Please revise your filing accordingly.
4. Please remove all references to Section 27A of the Securities Act and Section 21E of the Securities Exchange Act , as these safe harbor provisions do not apply to disclosure made by an issuer that is not subject to the reporting requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act.

Part I
Item 1.   Description of Business, page 2
5. Please revise or delete from your disclosure language that is "puffing" in nature. For example, in the first paragraph on page 3, you refer to "great" critical acclaim and in the fourth paragraph, you refer to yourself as an "acknowledged leader" in providing culture, education and entertainment for children and families around the world. We also suggest you recast the last sentence in the third paragraph by stating, for example, that Bailey`s Billion$ is a key project that you believe will expand the Company`s brand into new markets.



Product Demand and Supply, page 3
6. In the penultimate paragraph of this section, please explain
"indigenous quota  requirements."

Expansion of the Business, page 4
7. In the first paragraph on page 5, please explain "non-traditional markets" and "cause-related marketing". In addition, please describe in further detail your efforts to expand your business, approximately when you anticipate taking the steps you refer to, and the amount and sources of funds you will need to do so.
8. In the second paragraph, you refer to the risks inherent in the film and television industry. Please clearly and concisely describe these risks.

Distribution Activities, page 5
9. We note that your on-line store is "under construction".
Please
indicate when it will be operational.

Business Strategy, page 8
10. In the last paragraph of this section, you state that you have optioned several screenplays and young adult novels. Please explain.

Item 2. Management`s Discussion and Analysis of Financial Condition and Results of Operation - General, page 9
11. Please note that Item 303(b)(1) of Regulation S-B requires, as applicable, a discussion of any known trends, events, or uncertainties that are reasonably likely to have a material effect on your net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would otherwise cause reported financial information not necessarily to be indicative of future operating results or financial condition.
For
example, are there any trends that you anticipate will impact your revenues and do you expect your revenues to increase, decrease or stay the same? Please revise accordingly. For additional guidance, please refer to SEC Releases 33-6835, 33-8056, and 33-8350.

Earnings per Share, page  11
12. We note that you recorded gains on extinguishment of debt of $276,482 and $4,039,825 for the three and nine months ended September
30, 2004.  Please reference all applicable accounting literature used
to record the extinguishment of debt and related gains. In particular, you recorded gains of $170,197 associated with equity issued to forgive director loans in the third quarter of 2004, and a
reduction in work in progress of $201,626.   Please explain why
gains
were recorded on the extinguishment of related party debt.   Also,
please reconcile the issuance of 6,000,000 shares regarding the related party debt extinguishment that you disclose under gains on settlement of debt to the 4,717,082 shares that you disclose in your
Advances from Related Parties Note to your September 30, 2004
financial statements.   Please be detailed in your response.   We
may
have further comment.

Liquidity and Capital Resources, page 13
13. Please explain in the third paragraph, "ways to monetize...historical tax losses".

Devine Entertainment Limited Partnership, page 15
14. Please explain how you account for the equity contributions made to the partnership. In this regard we note that you disclosed under earnings per share that this partnership agreement reduced operating expenses by $400,000. Help us understand how you are accounting for the operating expenses incurred and the equity that is contributed to the partnership. Also, please explain to us all applicable accounting literature used to make your conclusions. Furthermore, it appears that you are paying cash to the limited partnership based on your Consolidated Statement of Cash Flows for the nine months ended September 30, 2004, which indicates cash payments of $419,063. We may have further comment.

Item 4.  Security Ownership of Certain Beneficial Owners and
Management, page 16
15. Refer to footnote (2). You are responsible for the Item 403 disclosure in your document. You may state the source of the information, but do not imply that you are not responsible for it.
In this regard, it appears that each of the persons listed are your
officers or directors.  Thus, it appears you are in a position to
know their beneficial ownership.   Therefore, please clarify in
the
table or its footnotes all persons who may be deemed beneficial owners as defined in Exchange Act section 13d-3.

Item 5. Directors and Executive Officers, Promoters and Control
Persons, page 17
16. Please revise to clearly indicate the officers and directors` business experience for the past five years.
17. In Mr. Taylor`s biography, please identify other directorships held in reporting companies, naming each company.


Item 6.  Executive Compensation, page 20
18. Please complete your executive compensation disclosure. For example, we note brackets in your summary compensation and option grants tables where you need to provide information.
19. You state that by expensing the salaries of your executive officers over the entire duration of a particular production as production, direction, writing and similar services, your executive compensation program is structured to align each
executive   officer`s  financial  interests  with  your overall
objectives of maximizing and sustaining shareholder value. Please explain this statement so it is more understandable to a reader.
Executive Services Agreements, page 21
20. It does not appear that you have filed copies of these agreements as exhibits to your registration statement. Please revise or advise.

Item 8.  Description of Securities, page 25
21. In the first paragraph on page 28, please indicate approximately when the capital reorganization will take place. In this regard, we note that stockholders approved this reorganization nearly nine months ago. Does Ontario law have any time limitations on how long a stockholder authorization is valid for prior to taking the authorized action?
Also, do you expect the reorganization to occur prior to the effectiveness of this registration statement? Given that you are seeking to register your common shares under Section 12(g) of the Exchange Act, it is unclear how you will maintain that registration if you subsequently "cancel all the authorized Common Shares" as contemplated by paragraph (c) of your disclosure here.
In addition, please revise throughout the remainder of the document, including the Business and Management`s Discussion and Analysis sections, to address the potential business and financial impact of this discretionary capital reorganization.

	We may have further comment based upon your revisions.
Part II
Item I.  Market Price of and Dividends on the Registrant`s Common
Equity and Related Stockholder Matters, page 29
22.  Please include the information required by each of Item
201(a)(1)(ii) and 201(a)(2) of Regulation S-B.

Item 4.  Recent Sales of Unregistered Securities, page 32
23. Please revise this section as required by Item 701 of Regulation
S-B. For example, describe more clearly the facts on which you relied for the exemptions claimed, identify the persons or entities who received these issuances and the consideration for them.

September 30, 2004 Financial Statements
Note 1. Nature of Business
24. You disclose that if the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net loss and the balance sheet classifications used. Furthermore, we note that you received an unqualified audit opinion on your 2003, and 2002 financial statements. Please explain in detail the meaning of this language, and the purpose for inclusion in the notes to your financial statements.

Note 7. Long Term Debt
25. You indicate that you were in default on certain loan installments related to your February 1996 debt issuance. Please explain in detail to us what action to date the debt holders have taken, including the results of any renegotiations that have taken place to date. Furthermore, please explain to us if any other debt is not in compliance with their debt agreements. Note that you should also be disclosing the fair value of your long term debt. We may have further comment.

December 31, 2003 Financial Statements

Financial Statements - Balance Sheet
26. Tell us why you have not presented a classified balance sheet. Please provide us with a reference to the appropriate Canadian
GAAP
literature.

Note 2. Summary of Significant Accounting Policies
27. We note your disclosure regarding recognizing as revenue only the net benefits from sales to limited partnerships when the investor has irrevocably committed to acquire the equity. Amounts received and not recognized as revenue are recorded as deferred revenue. Please explain in detail such sales to limited partnerships; an example would be helpful to the staff`s understanding.



Note 3.  Investment in Film, Television Programs and Recordings
28. Please amend your filing to incorporate the required disclose related to the amortization of your investment in film, television programs, and recordings. Disclose in the notes to your financial statements the portion of the costs of your completed films that are expected to be amortized during your upcoming operating cycle, which is presumed to be twelve months, if this is not the case, please disclose your operating cycle if it is other than twelve months. You should also disclose the percentage of unamortized film costs for released films, excluding acquired film libraries, that you expect to amortize within three years from the date of the balance sheet. If that percentage is less than 80 percent, an entity should provide additional information, including the period required to reach an amortization level of 80 percent. For acquired film libraries, an entity should disclose the amount of remaining unamortized costs, the method of amortization, and the remaining amortization period. See paragraphs 51-53 of SOP 00-2.
29. For completed and acquired projects, provide us with a summary of the individual projects associated with this asset, their original cost, and their amortization through December 31, 2003. We may have additional comment.

Note 6. Long Term Debt
30. It appears that several of your debt instruments that are included in this note are not Long Term Debt and are presently due.
Tell us why you believe that it is appropriate to include debt that is currently and in default in this line.
31. We note that you have reduced your debt balance by a line item titled "equity component" in the amount of $181,510 as at both December 31, 2002 and 2003. Tell us what this amount represents and why it has not changed in either period presented.

Note 7. Interest Expense
32. Please explain how you calculate the amount of interest expense you capitalize related to the production of your films. You are required to apply SFAS 34, per SOP 00-2.

Note 14. Segmented Information
33. We note that you generate revenues from the sale of tangible products, such as home videos, and you earn revenue from licensing arrangements. Tell how much of your revenues are derived from sales of video and licensing arrangements you earn on films.
34. Revise your financial statements to disclose revenues by geographic location. We note your disclosures in the notes to the interim financial statements.

Part III
Item 1. Index to Exhibits
35. It does not appear that you have filed all exhibits required by
Item 601 of Regulation S-B, such as Articles of Incorporation.
Please revise.

***

      As appropriate, please amend your registration statement in response to these comments. The amendment should be filed promptly as the Form 10-SB becomes effective automatically 60 days after initial filing, that is, on April 17, 2005.

      You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Robert Babula, Staff Accountant, at 202-824-5562 or Michael Moran, Accounting Branch Chief, at (202) 942-2823 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at
(202) 942-1898, David Mittelman, Legal Branch Chief, at (202) 942-1921, or me at (202) 942-1900 with any other questions.


      Sincerely,



      H. Christopher Owings
      Assistant Director



cc:  Daniel A. Etna, Esq.
       c/o Herrick, Feinstein LLP.
       2 Park Avenue, New York, New York  10016
        FAX (212)  545-3322





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Devine Entertainment Corporation
March 15, 2005
Page 9